Exhibit 99.1

DESCRIPTION OF GOVERNMENTAL GAMING REGULATIONS

Nevada Regulatory Matters

In order to own or lease Stockman’s Casino, the Grand Lodge Casino or any other gaming operation in Nevada, we are subject to the Nevada Gaming Control Act and to the licensing and regulatory control of the Nevada Gaming Control Board, the Nevada Gaming Commission, and various local, city and county regulatory agencies.

In May 2006, we applied for registration with the Nevada Gaming Commission as a publicly traded corporation, which was granted on January 25, 2007. We must regularly submit detailed financial and operating reports to the Nevada Gaming Control Board. Certain loans, leases, sales of securities and similar financing transactions must also be reported to or approved by the Nevada Gaming Commission.

The Nevada Gaming Commission may also require anyone having a material relationship or involvement with us to be found suitable or licensed, in which case those persons are required to pay the costs and fees of the Nevada Gaming Control Board in connection with the investigation.

Any person who acquires more than 5% of any class of our voting securities must report the acquisition to the Nevada Gaming Commission. Any person who becomes a beneficial owner of 10% or more of our voting securities is required to apply for a finding of suitability. The Nevada Gaming Commission may also, in its discretion, require any other holders of our debt or equity securities to file applications to be found suitable to own the debt or equity securities. If the Nevada Gaming Commission determines that a person is unsuitable to own such security, then pursuant to the regulations of the Nevada Gaming Commission, we may be sanctioned, including the loss of our approvals, if, without the prior approval of the Nevada Gaming Commission, we:

●	pay to the unsuitable person any dividends, interest or any distribution whatsoever;
●	recognize any voting right by such unsuitable person in connection with such securities;
●	pay the unsuitable person remuneration in any form; or
●	make any payment to the unsuitable person by way of principal, redemption, conversion exchange, liquidation or similar transaction.

Under certain circumstances, an “institutional investor,” as such term is defined in the regulations of the Nevada Gaming Commission, which acquires more than 10%, but not more than 25% of our voting securities, may apply to the Nevada Gaming Commission for a waiver of such finding of suitability requirements, provided the institutional investor holds the voting securities for investment purposes only.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission may be found unsuitable based solely on such failure or refusal.

We are required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Commission at any time, and to file with the Nevada Gaming Commission, at least annually, a list of our stockholders. The Nevada Gaming Commission has the power to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada Gaming Control Act and the regulations of the Nevada Gaming Commission.

As a licensee or registrant, we may not make certain public offerings of our securities without the prior approval of the Nevada Gaming Commission. We have received a waiver of the prior approval requirement with respect to public offerings of securities subject to certain conditions. Also, changes in control through merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover cannot occur without prior investigation by the Nevada Gaming Control Board and approval by the Nevada Gaming Commission.

The Nevada Legislature has declared that some repurchases of voting securities, corporate acquisitions opposed by management, and corporate defense tactics affecting Nevada gaming licensees, and registered companies that are affiliated with those operations, may be harmful to stable and productive corporate gaming. Because we are a registered company, approvals may be required from the Nevada Gaming Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Gaming Control Act also requires prior approval of a plan of recapitalization proposed by a registered company’s Board in response to a tender offer made directly to its stockholders for the purpose of acquiring control.

Licensee fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee’s respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable monthly, quarterly or annually and are based upon either:

●	a percentage of the gross revenues received;
●	the number of gaming devices operated; or
●	the number of table games operated.

A live entertainment tax is also paid on admission charges where entertainment is furnished. Nevada licensees that hold a license as an operator of a slot route, a manufacturer or a distributor also pay certain fees and taxes to the State of Nevada.

The Nevada Gaming Commission enacted a cybersecurity regulation in December 2022, which requires us to conduct a risk assessment to develop cybersecurity best practices by December 31, 2023, and designate an individual to be responsible for cybersecurity, as well as to have our independent accountant annually review the cybersecurity best practices we develop.  The Nevada regulation also contains reporting obligations to the Nevada Gaming Control Board in the event we experience a cyber-attack.  We were in compliance for 2023 and have aligned our practices with recognized industry standards for cybersecurity controls.  We view cybersecurity as a shared responsibility and additional discussion can be found in our Annual Report on Form 10-K for the year ended December 31, 2023 under Part I, Item 1C. “Cybersecurity”.

Any person who is licensed, required to be licensed, registered, required to be registered, or who is under common control with those persons, collectively, “licensees,” and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Gaming Control Board of the licensee’s participation in foreign gaming. We currently comply with this requirement. The revolving fund is subject to increase or decrease at the discretion of the Nevada Gaming Commission. Licensees are required to comply with the reporting requirements imposed by the Nevada Gaming Control Act. A licensee is also subject to disciplinary action by the Nevada Gaming Commission if it:

●	knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation;
●	fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;
●	engages in any activity or enters into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect, discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;
●	engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees; or
●	employs, contracts with or associates with a person in the foreign operation who has been denied a license or a finding of suitability in Nevada on the ground of unsuitability.

Indiana Regulatory Matters

We own and operate a wholly-owned subsidiary, Gaming Entertainment (Indiana) LLC, which acquired and operates Rising Star Casino Resort in Rising Sun, Indiana. The ownership and operation of casino facilities in Indiana are subject to extensive state and local regulation, including primarily the licensing and regulatory control of the Indiana Gaming Commission (“IGC”).

The Indiana Riverboat Gaming Act (“Riverboat Act”) and the Gambling Games at Racetracks Act, together and as amended (the “Indiana Acts”), allow up to thirteen commercial (non-tribal) casinos in the State of Indiana. Specifically, the IGC has presently authorized: (i) owner’s licenses for the operation of four riverboat casinos in counties contiguous to Lake Michigan in northern Indiana, as well as five riverboat casinos in counties contiguous to the Ohio River in southern Indiana; (ii) one operating agent contract permitting a private company to operate a land based casino in French Lick, Indiana; and (iii) two gambling game licenses for the operation of land based casinos at Indiana’s two pari-mutuel horse racing tracks. In 2019, the Indiana General Assembly passed legislation that allowed one of the owner’s licenses allocated to one of the riverboats previously located in a county contiguous to Lake Michigan in northern Indiana to be moved to a land-based casino in Terre Haute, Indiana. The same legislation allowed the holder of another of the riverboat casino licenses located in northwest Indiana to move to a land-based site, still located in a county contiguous to Lake Michigan, in Gary, Indiana. The Terre Haute casino license was awarded in November of 2021 and is presently expected to open April 5, 2024, with a hotel set to open in May.

In 2015, Indiana enacted legislation that would have allowed both racinos to begin offering live table games after March 1, 2021. However, the legislation enacted in 2019 (as noted above) enabled the racinos to begin offering live table games on January 1, 2020, which both locations implemented at that time. The 2015 legislation also authorized an increase of each racino’s maximum size to 2,200 gambling games (beginning on January 1, 2021), while imposing a cap on the size of all other casino properties that is equal to the greatest number of gambling games offered by the applicable casino property since January 1, 2007. The 2015 legislation also permitted riverboat owners to relocate an owner’s gaming operation from a riverboat facility to an inland facility, provided such inland facility is, among other things, located on a parcel that is adjacent to the dock site of the licensed owner’s riverboat. Any such inland casino is subject to the same gambling game cap applicable to the riverboat. Since passage of the 2015 legislation, the IGC has demonstrated a willingness to consider and approve requests to relocate certain gaming devices to off-riverboat locations that are adjacent to still-functioning riverboat casinos, thus enabling partial land-based gaming without relocating the entire gaming facility to land.

In 2015, Public Law 255-2015 specified a process for entering into tribal-state compacts concerning Indian Gaming, a procedure not previously contemplated under Indiana law. Prior to that, in May of 2012, the Pokagon Band of Potawatomi Indians (the “Band”) submitted to the Bureau of Indian Affairs a fee-to-trust application to take 165 acres of land in South Bend into trust. In 2017, the Band opened a Class II gaming facility in South Bend, Indiana. In 2019, the Band began negotiations with the State of Indiana to enter into a tribal-state compact to allow for Class III gaming at the facility in South Bend, Indiana. In April of 2021, the Indiana General Assembly passed legislation to ratify and codify a tribal-state compact negotiated between the Band and the State of Indiana. In May of 2021, it was announced that the Band had finalized and executed the compact with the State. The Pokagon Band is currently operating a Class III facility in South Bend, Indiana.

The Indiana Acts strictly regulate the facilities, persons, associations and practices related to gaming operations pursuant to the police powers of Indiana, including comprehensive law enforcement provisions. The Indiana Acts vest the IGC with the power and duties of administering, regulating and enforcing the system of casino gaming in Indiana. The IGC’s jurisdiction extends to every person, association, corporation, partnership, owner, and trust involved in casino gaming operations in Indiana and grants the IGC the authority to request specific information from all such persons or entities.

An Indiana owner’s license allows the licensee to own and operate one riverboat casino per license granted. An owner’s license is not a property right and remains, at all times, the property of the State of Indiana. The Riverboat Act allows a person to hold up to a 100% ownership interest in not more than six of any combination of riverboat licenses or gambling game licenses issued under IC 4-35 (racino licenses). Each owner’s license is subject to renewal on an annual basis upon a determination by the IGC that the licensee continues to be suitable to hold an owner’s license pursuant to the Riverboat Act and the rules and regulations adopted thereunder. A licensee may not lease, hypothecate, borrow money against or lend money against an owner’s license. An ownership interest in an owner’s license may only be transferred in accordance with the regulations promulgated by the IGC under the Riverboat Act. Gaming Entertainment (Indiana) LLC applied for and, on March 15, 2011, was granted the transfer of a riverboat owner’s license. Thereafter, Gaming Entertainment (Indiana) LLC has renewed its license annually, effective on September 15 of each year.

The Riverboat Act requires that a licensed owner undergo a complete re-investigation every three years. If for any reason the license is terminated, the assets of the riverboat gaming operation cannot be disposed of without the approval of the IGC. The IGC also requires a comprehensive disclosure of financial and operating information by licensees, by their principal officers and by their parent corporations.

If an institutional investor acquires a beneficial ownership interest of 5% or more of any class of voting securities of a publicly traded corporation, the investor is required to notify the IGC and may be subject to licensure and a finding of suitability. Institutional investors who acquire a beneficial ownership interest of 15% or more of any class of voting securities are subject to a full investigation and finding of suitability. In addition, the IGC may require an institutional investor that acquires 15% or more of certain non-voting equity units to apply for a finding of suitability. Any person who is not an institutional investor that acquires beneficial ownership of 5% or more of any class of voting securities of a licensee is required to apply for a finding of suitability.

The Riverboat Act prohibits contributions to a candidate for any state, legislative, or local office; to a candidate’s committee; or to a regular party committee by: (i) the holder of an owner’s license; (ii) a person holding at least 1% interest in an owner licensee; (iii) an officer of an owner licensee; (iv) an officer of a person that holds at least 1% interest in an owner licensee; or (v) a political action committee of an owner licensee. The prohibition on political contributions is applicable while an owner licensee holds the license and for a period of three years following the expiration or termination of such license.

In 2009, the Indiana General Assembly enacted legislation requiring all casino operators to submit for approval by the IGC a written power of attorney identifying a person who would serve as a trustee to temporarily operate the casino in certain rare circumstances, such as: the revocation or non-renewal of any owner’s license; the denial of an owner’s license to a proposed transferee and the person attempting to sell the riverboat is unable or unwilling to retain ownership or control; the involuntary bankruptcy of the licensed owner; or a licensed owner’s agreement in writing to relinquish control of the riverboat. During any time period that the trustee is operating the casino, the trustee has exclusive and broad authority over the casino gambling operations. The IGC most recently approved Gaming Entertainment (Indiana) LLC’s power of attorney renewal in September of 2023.

The IGC requires licensees to maintain a cash reserve equal to a licensee’s average payout for a three-day period based on the licensee’s performance during the prior calendar quarter. The cash reserve can consist of cash on hand, cash maintained in Indiana bank accounts and cash equivalents not otherwise committed or obligated. The IGC also prohibits distributions, other than distributions for the payment of state or federal taxes, by a licensee to its partners, shareholders, itself or any affiliated entity if the distribution would impair the financial viability of the gaming operation.

The Indiana Acts do not limit the maximum bet or loss per patron. Each licensee sets minimum and maximum wagers on its own games. Players must use chips or tokens because, according to the Indiana Acts, wagering may not be conducted with money or other negotiable currency. No person under the age of 21 is permitted to wager or enter a casino. With the exception of permitted sports wagers that are accepted through licensed mobile sports wagering operations, as is discussed in greater detail below, casino wagers may only be made by persons who are physically present at a licensed casino.

Contracts to which Gaming Entertainment (Indiana) LLC is a party are subject to regulatory oversight by the IGC including, in certain circumstances, disclosure and approval processes imposed by Indiana regulations. An owner licensee may not enter into or perform any contract or transaction in which it transfers or receives consideration which is not commercially reasonable or which does not reflect the fair market value of the goods or services rendered or received. All contracts are subject to disapproval and/or cancellation by the IGC.

Through the establishment of purchasing goals for licensees, the IGC encourages minority business enterprises and women business enterprises to participate in the gaming industry. The goals must be derived from the statistical analysis of utilization studies of licensee contracts for goods and services. Any failure by a licensee to meet these goals will be scrutinized heavily by the IGC and the Riverboat Act authorizes the IGC to suspend, limit, or revoke an owner’s gaming license, or to impose a fine, if the licensee does not demonstrate compliance within ninety days of a finding of noncompliance.

Pursuant to a 2019 amendment to the graduated wagering tax portion of the Riverboat Act, licensees that receive Adjusted Gross Receipts (“AGR”) under $75 million in the preceding state fiscal year are subject to the following graduated wagering taxes (for state fiscal years beginning after June 30, 2021):

●	2.5% on the first $25 million of AGR for state fiscal years beginning after June 30, 2021.
●	10% on the AGR in excess of $25 million, but not exceeding $50 million, for state fiscal years beginning after June 30, 2021.
●	20% on the AGR in excess of $50 million, but not exceeding $75 million, for state fiscal years beginning after June 30, 2021.
●	30% of the AGR in excess of $75 million, but not exceeding $150 million.
●	35% of all AGR in excess of $150 million, but not exceeding $600 million.
●	40% of all AGR exceeding $600 million.

“AGR” is the total of all cash and property received from gaming, less cash paid out as winnings and uncollectible gaming receivables (not to exceed 2%). Legislation passed in 2013 permitted all Indiana casinos to begin deducting from AGR certain amounts attributable to “qualified wagering” incentives. Such qualified wagering incentives (commonly referred to as “free play”) are defined as wagers made by patrons using non-cashable vouchers, coupons, electronic credits or electronic promotions offered by a licensee. For state fiscal years ending after June 30, 2013 and before July 1, 2015, the maximum amount of permitted qualified wagering deductions was $5 million per casino. In 2015, that maximum deduction was increased to $7 million for fiscal years following June 30, 2015. In 2019, the maximum deduction was increased to $9 million for fiscal years following June 30, 2021. A licensed owner may assign all or part of the amount of the permitted $9 million deduction that is not claimed by the licensed owner for a state fiscal year to another licensed casino operator.

In addition to wagering taxes, an admissions tax of $3 per admission was previously assessed for all casinos other than the casino operating in French Lick, Indiana, the two racinos, and the land-based casino operating in Evansville, Indiana. Pursuant to legislation passed in 2017, as soon as the operator of the Evansville casino relocated its riverboat casino to a land-based facility, it began paying a “supplemental wagering tax” equal to three percent (3%) of AGR in lieu of continuing to pay admissions tax. Pursuant to the same 2017 legislation, all other casinos for whom the admissions tax had been applicable began paying a supplemental wagering tax on July 1, 2018. The supplemental wagering tax replaced the admissions tax for these casinos. The Supplemental wagering tax rate varies by location based on a statutory formula but was capped at four percent (4%) of AGR until June 30, 2019, and three and five tenths percent (3.5%) of AGR thereafter. The Riverboat Act provides for the suspension or revocation of a license if the wagering taxes, admissions taxes, and/or supplemental wagering taxes are not timely remitted.

Pursuant to a development agreement between the Company and the City of Rising Sun, Indiana, we are required to pay annually to the Rising Sun Regional Foundation a sum equal to either: (i) 1.55% of AGR, if AGR is $150 million or less; or (ii) 1.6% of AGR, if AGR is greater than $150 million.

Real property taxes are imposed on riverboats at rates determined by local taxing authorities. Income to us from Rising Star Casino Resort is also subject to the Indiana adjusted gross income tax, which has traditionally been calculated in a manner that required “adding back” the value of any federal income tax deductions that were allowable for wagering taxes paid to the state. Legislation passed in 2017 permits for the gradual phase-out of the add back calculation, such that beginning in the first taxable year following December 31, 2025, no such add back shall be required. Sales on a riverboat and at its related amenities, other than gaming revenues, are subject to applicable use, excise, and retail taxes. The Riverboat Act requires a licensee to directly reimburse the IGC for costs associated with gaming enforcement agents, which are required to be present at the casino while gaming is conducted.

An owner licensee or an affiliate thereof may enter into debt transactions of $1 million or greater only with the prior approval of the IGC. Such approval is subject to compliance with requisite procedures and a showing that each person with whom the licensee enters into a debt transaction would be suitable for licensure under the Riverboat Act. Unless waived, approval of debt transactions requires consideration by the IGC at two business meetings. The IGC, by resolution, has authorized its executive director, subject to subsequent ratification by the IGC, to approve debt transactions. Such approval may occur following appropriate review of the transaction along with concurrence by: (i) the executive director, (ii) IGC’s Chair, and (iii) the IGC member who is a certified public accountant.

The Riverboat Act provides that the sale of alcoholic beverages at casinos is subject to licensing, control and regulation pursuant to Title 7.1 of the Indiana Code and the rules adopted by the Indiana Alcohol and Tobacco Commission.

In 2019, the Indiana General Assembly passed legislation legalizing certain sports wagering and mobile sports wagering activities and operations in the State of Indiana (the “Indiana Sports Wagering Act”) (See IC 4-38). In the same year, the IGC approved emergency rules to regulate licensed sports wagering operations. The Indiana Sports Wagering Act allowed sports wagering operations to commence in Indiana on September 1, 2019, subject to regulatory approval by the IGC for individual operators to begin accepting wagers. Permanent sports wagering rules were promulgated in 2021.

Under the Indiana Sports Wagering Act, a licensed operator of an Indiana riverboat casino, a racino, or an off-track facility where horse wagering is allowed (a “Satellite Facility”) is granted the opportunity to apply for and receive a Certificate of Authority to conduct sports wagering (thereby becoming a “Certificate Holder”). A Certificate Holder is entitled to operate an on-site retail sportsbook at the casino, racino, or Satellite Facility affiliated with the Certificate of Authority, as well as to contract with up to three individually branded sports wagering vendors (a “Vendor”) for the conduct of mobile sports wagering through digital platforms. There are currently sixteen licensed Certificate Holders and fifteen licensed mobile Vendors in Indiana. Gaming Entertainment (Indiana) LLC holds a permanent Certificate of Authority, which renews annually in the ordinary course and was last renewed on November 7, 2023, effective November 7, 2023 through November 6, 2024. Rising Star is presently using one of the three mobile Vendors that it is permitted to use under the Certificate of Authority. Sports wagers may not be placed either in-person at a retail location or via mobile platform by an individual less than 21 years of age. All mobile sports wagering patrons must undergo “Know Your Customer” age and identification verification processes prior to using a mobile device to place sports wagers. This process may be undertaken via mobile device remotely and does not require in-person registration at a casino. Additionally, all mobile sports wagering patrons must undergo geolocation measures prior to placing wagers using an internet or mobile device to ensure their physical presence in the State of Indiana. Each Vendor is subject to corporate and individual licensing and findings of suitability by the IGC and is responsible for compliance with all relevant sports wagering laws and regulations relevant to their retail and/or mobile sports wagering operations. Each of Rising Star’s sports wagering Vendors is required by Indiana regulations to perform an annual system integrity and security assessment of sports wagering systems and online sports wagering systems. The assessment must be conducted by an independent professional selected by the Vendor and is subject to the approval of the IGC executive director.

Mississippi Regulatory Matters

Our ownership and operation of the Silver Slipper Casino and Hotel is subject to the Mississippi Gaming Control Act (“Mississippi Act”) and to the licensing and regulatory control of the Mississippi Gaming Commission, the Mississippi Department of Revenue and various local, city and county regulatory agencies.

The Mississippi Act provides for legalized gaming in each of the fourteen counties that border the Gulf Coast or the Mississippi River; however, gaming is legal only if the voters in the county have not voted to prohibit gaming in that county. Voters have approved gaming in nine of the fourteen counties and currently occurs in seven counties. The Mississippi Act originally required gaming vessels to be located on the Mississippi River or on navigable waters in eligible counties along the Mississippi River, or in the waters lying south of the counties along the Mississippi Gulf Coast. However, the Mississippi Act was amended to permit licensees in the three counties along the Gulf Coast to establish casino structures that are located in whole or part on shore and land-based casino operations, provided the land-based gaming areas do not extend more than 800 feet beyond the nineteen-year mean high water line, (except in Harrison County where the 800-foot limit can be extended as far as the greater of 800 feet beyond the 19-year mean high water line or the southern boundary of Highway 90). Due to another change in the interpretation of the Mississippi Act, the Mississippi Gaming Commission has also permitted licensees in approved Mississippi River counties to conduct gaming operations on permanent structures, provided that the majority of the gaming floor in any such structure is located on the river side of the “bank full” line of the Mississippi River.

There are no limitations on the number of gaming licenses that may be granted. Further, the Mississippi Act provides for 24-hour gaming operations and does not limit the maximum bet or loss per patron or the percentage of space that may be utilized for gaming. In 2018, the Mississippi Gaming Commission adopted regulations permitting race books and sports pools to be operated by licensed Mississippi gaming operators. Although mobile wagering is permitted, such wagers may be made only while the patron is on the property of a licensed gaming establishment.

Our wholly-owned subsidiary, Silver Slipper Casino Venture LLC is licensed as the operator of the Silver Slipper Casino and Hotel. A Mississippi gaming licensee must maintain a gaming license from the Mississippi Gaming Commission, subject to certain conditions, including continued compliance with all applicable state laws and regulations. If we fail to satisfy the requirements of the Mississippi Act and regulations, we and Silver Slipper Casino Venture LLC cannot own or operate gaming facilities in Mississippi. Gaming licenses are issued for a three-year period, are not transferable, and must be renewed periodically thereafter. There is no assurance that a new license can be obtained at the end of each three-year period of a license. Silver Slipper Casino and Hotel was most recently granted a renewal of its license by the Mississippi Gaming Commission on June 17, 2021, effective July 20, 2021. The license expires on July 19, 2024.

The Mississippi Act and the Mississippi Gaming Commission regulations require that certain of our officers and directors and certain key employees of Silver Slipper Hotel and Casino be found suitable or approved by the Mississippi Gaming Commission. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. We believe that we have obtained, applied for or are in the process of applying for all necessary findings of suitability, although the Mississippi Gaming Commission, in its discretion, may require any individual who has a material relationship to, or material involvement with, a licensee to file an application to determine whether the individual is suitable to be associated with a gaming licensee.

As the sole member of Silver Slipper Casino Venture LLC, we applied for registration with the Mississippi Gaming Commission as a publicly traded corporation, which was granted on September 20, 2012. As a registered, publicly-traded corporation, we are required periodically to submit financial and operating reports, and any other information that the Mississippi Gaming Commission may require. Certain loans, leases, sales of securities and similar financing transactions must also be reported to or approved by the Mississippi Gaming Commission.

Any person who acquires more than 5% of any class of our voting securities must report the acquisition to the Mississippi Gaming Commission and may be required to file an application for a finding of suitability. If a security holder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of its beneficial owners. The Mississippi Gaming Commission may require us to disclose the identities of the holders of our debt or other securities, and, in its discretion, require such holders to file applications, be investigated and be found suitable to own our debt or equity securities. Although the Mississippi Gaming Commission generally does not require the individual holders of such securities to be investigated and found suitable, it retains the right to do so for any reason deemed necessary by the Mississippi Gaming Commission.

If the Mississippi Gaming Commission determines that a person is unsuitable to hold, directly or indirectly, voting securities of a registered publicly traded corporation, any beneficial ownership of such securities by the unsuitable person beyond such period of time as may be prescribed by the Mississippi Gaming Commission is a misdemeanor. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a security holder or to have any other relationship with us, we:

●	pay that person any dividend or interest upon our voting securities;
●	recognize the exercise, directly or indirectly of any voting right conferred through securities held by that person;
●	pay the unsuitable person any remuneration in any form for services rendered or otherwise, except in certain limited and specific circumstances; or
●	fail to pursue all lawful efforts to require the unsuitable person to divest himself of the securities including, if necessary, the immediate purchase of the securities for cash at fair market value.

Under certain circumstances, an “institutional investor,” as such term is defined in the regulations of the Mississippi Gaming Commission, which acquires more than 10%, but not more than 25% of our voting securities, may apply to the Mississippi Gaming Commission for a waiver of such finding of suitability requirements, provided the institutional investor holds the voting securities for investment purposes only.

No person may receive any percentage of gaming revenue from a Mississippi gaming licensee without first obtaining the necessary licensing and approvals from the Mississippi Gaming Commission. The Mississippi Gaming Commission may also require anyone having a material relationship or involvement with us to be found suitable or licensed, in which case those persons are required to pay the costs and fees of the Mississippi Gaming Commission in connection with the investigation. Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Mississippi Gaming Commission may be found unsuitable based solely on such failure or refusal.

We are required to maintain a current stock ledger in Mississippi, which may be examined by the Mississippi Gaming Commission at any time, and to file with the Mississippi Gaming Commission, at least annually, a list of our stockholders. The Mississippi Gaming Commission has the power to require our stock certificates to bear a legend indicating that the securities are subject to the Mississippi Gaming Control Act and the regulations of the Mississippi Gaming Commission. We obtained a waiver of this requirement on September 20, 2012.

Substantially all material loans, leases, sales of securities and similar financing transactions by a registered corporation or a Mississippi gaming licensee must be reported to and approved by the Mississippi Gaming Commission. Changes in control through merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover cannot occur without prior investigation and approval by the Mississippi Gaming Commission. We may not make certain public offerings of our securities without the prior approval of the Mississippi Gaming Commission. Such approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering. We have received a waiver of the prior approval requirement with respect to public offerings of securities subject to certain conditions.

The Mississippi legislature has declared that some repurchases of voting securities, corporate acquisitions opposed by management, and corporate defense tactics affecting Mississippi gaming licensees, and registered companies that are affiliated with those operations, may be harmful to stable and productive corporate gaming. Because we are a registered company, approvals may be required from the Mississippi Gaming Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Mississippi Gaming Control Act also requires prior approval of a plan of recapitalization proposed by a registered company’s Board in response to a tender offer made directly to its stockholders for the purpose of acquiring control.

A Mississippi licensee may not guarantee a security issued by an affiliated company pursuant to a public offering, or pledge its assets to secure payment or performance of the obligations evidenced by a security issued by an affiliated company, without the prior approval of the Mississippi Gaming Commission. We have obtained waivers from the Mississippi Gaming Commission, effective September 20, 2021 through September 19, 2024, for such guarantees, pledges and restrictions in connection with public offerings of our securities, subject to certain restrictions. A pledge of the stock of a Mississippi licensee and the foreclosure of such a pledge are ineffective without the prior approval of the Mississippi Gaming Commission.

All legal gaming conducted in the state is subject to taxation. Gaming fees and tax calculations are generally based upon a percentage of the gross revenue and the number of gaming devices and table games operated by the casino. The license fee payable to the State of Mississippi is based upon gross revenue (generally defined as gaming receipts less payout to customers as winnings) and equals 4% of gross revenue of $50,000 or less per calendar month, 6% of gross revenue in excess of $50,000 but less than $134,000 per calendar month, and 8% of gross revenue in excess of $134,000 per calendar month. Each licensee must pay an annual license fee of $5,000. Each licensee must pay an annual fee based on the number of games, both electronic gaming devices and table games, it operates at its establishment. Licensees operating thirty-five (35) games pay a fee of $81,200 for the first 35 games, plus $100 for each game over 35. Licensees located within certain municipalities or counties may be required to pay fees to those municipalities or counties based on the licensees’ gross revenues. These fees are paid in the same manner as the state gross revenue fees. The fees payable to the county in which Silver Slipper Hotel and Casino operates is an amount not to exceed four percent (4%) of all gross revenue and an annual license fee of $100 per gaming device.

The Gaming Commission imposes a flat annual fee on each casino operator licensee, payable quarterly, covering all investigative fees for that year associated with an operator licensee, any entity registered as a holding company or publicly traded corporation of that licensee, and any person required to be found suitable in connection with that licensee or any holding company or publicly traded corporation of that licensee. The annual fee is based on the average number of gaming devices operated by the licensee during a twelve-month period, as reported to the Mississippi Gaming Commission. The investigative fee is $325,000 for licensees with 1,500 or more gaming devices, $250,000 for licensees with 1,000 to 1,499 gaming devices, and $150,000 for licensees with less than 1,000 gaming devices. The fee is payable in four equal quarterly installments.

Neither we nor Silver Slipper Casino Venture LLC may engage in gaming activities outside of Mississippi without approval of, or a waiver of such approval by, the Mississippi Gaming Commission. We have approval from the Mississippi Gaming Commission for foreign gaming operations in that such approval for foreign gaming operations is automatically granted under the Mississippi regulations in connection with foreign operations conducted within the 50 states or any territory of the United States, or on board any cruise ship embarking from a port located therein.

A violation of the Mississippi gaming laws could result in a fine; revocation or suspension of, or a limitation or condition on, the gaming license, and criminal action. Disciplinary action in any jurisdiction may lead to disciplinary action in Mississippi, including, but not limited to, the revocation or suspension of the Silver Slipper Casino Venture, LLC gaming license.

Colorado Regulatory Matters

The Colorado Limited Gaming Control Commission (the “Colorado Commission”) initially approved all our necessary licenses on February 18, 2016, to acquire the operating assets and assume certain liabilities of Bronco Billy’s Casino and Hotel in Cripple Creek, Colorado, which closed on May 13, 2016. The license approvals initially issued and subsequently renewed include (i) an Operator’s license for Full House Resorts, Inc.; (ii) three (3) Retail Licenses for our wholly owned subsidiary, FHR-Colorado, LLC, which operate as Bronco Billy’s Casino, Billy’s Casino, and our newly opened Chamonix Casino & Hotel, which such license previously operated under the name of Sir William’s Casino (iii) three (3) Master Sports Betting licenses, each associated with the three (3) Retail Licenses held by FHR-Colorado LLC; (iv) a Manufacturer/Distributor’s License for FHR-Colorado, LLC; (v) findings of suitability for key personnel and our Board of Directors. We continue to renew these licenses every two years, with our licenses most recently renewed through February 18, 2026, which includes the “rebranding” of one of our retail licenses to open our new Chamonix Casino & Hotel as our third Retail License.

Under the Colorado Limited Gaming Act of 1991 (the “Colorado Act”), the ownership and operation of limited-stakes gaming facilities in Colorado are subject to the Colorado Gaming Regulations (the “Colorado Regulations”) and final authority of the Colorado Commission. The Colorado Act also created the Colorado Division of Gaming (the “Division of Gaming”) within the Colorado Department of Revenue to license, supervise and enforce the conduct of limited stakes gaming.

No person may offer limited gaming to the public unless such person holds a valid retail gaming license, which must be renewed every two years. Our licenses were most recently renewed on February 17, 2024, expiring on February 18, 2026. The Colorado Act requires that licensees file applications for renewal with the Colorado Commission not less than 120 days prior to their expiration.

Limited-stakes gaming became lawful in the cities of Central City, Black Hawk and Cripple Creek when the state constitution was amended, effective October 1, 1991 (“Colorado Amendment”). Currently, “limited-stakes gaming” means a maximum single bet of $100 on slot machines, blackjack, poker, craps and roulette, and it is permitted 24 hours a day.

Limited-stakes gaming is confined to the commercial districts of these cities as defined by Central City ordinance on October 7, 1981, by Black Hawk ordinance on May 4, 1978, and by Cripple Creek ordinance on December 3, 1973. Additionally, the Colorado Amendment restricts limited-stakes gaming to structures which conform to the architectural styles and designs which were common to the areas prior to World War I and that conform to the requirements of applicable city ordinances regardless of the age of the structures. Under the Colorado Amendment, no more than 35% of the square footage of any building and no more than 50% of any one floor of any building may be used for limited-stakes gaming. Persons under the age of 21 cannot participate in limited-stakes gaming. Under Colorado state law, smoking is not permitted in any indoor area, including limited gaming facilities and any other facilities in which any gaming or gambling activity is conducted.

The Colorado Commission has delegated authority to the Division of Gaming to conduct background investigations and review of financial documents, issue certain types of licenses, and approve certain limited changes in ownership. With limited exceptions applicable to licensees which are publicly traded entities, no person may sell, lease, purchase, convey or acquire any interest in a retail gaming, manufacturer or distributor, associated equipment supplier, or operator license or business without the prior approval of the Colorado Commission or the Division of Gaming.

As a general rule, the Colorado Act prohibits any person from having an “ownership interest” in more than three retail gaming licenses in Colorado. The Colorado Commission has ruled that a person does not have an ownership interest in a retail gaming licensee for purposes of the multiple license prohibition if any of the following apply:

●	A person has less than a 5% ownership interest in an institutional investor that has an ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee;
●	A person has a 5% or more ownership interest in an institutional investor, but the institutional investor has less than a 5% ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee;
●	An institutional investor has less than a 5% ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee;

●	An institutional investor possesses voting securities in a fiduciary capacity for another person and does not exercise voting control over 5% or more of the outstanding voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee;
●	A registered broker or dealer retains possession of voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee for its customers and not for its own account, and exercises voting rights for less than 5% of the outstanding voting securities of a publicly traded licensee or publicly traded company affiliated with a licensee;
●	A registered broker or dealer acts as a market maker for the stock of a publicly traded licensee or of a publicly traded company affiliated with a licensee and exercises voting rights in less than 5% of the outstanding voting securities of the publicly traded licensee or publicly traded company affiliated with a licensee;
●	An underwriter is holding securities of a publicly traded licensee or publicly traded company affiliated with a licensee as part of an underwriting for no more than 90 days after the beginning of such underwriting if it exercises voting rights of less than 5% of the outstanding voting securities of a publicly traded licensee or publicly traded company affiliated with a licensee;
●	A book entry transfer facility holds voting securities for third parties, if it exercises voting rights with respect to less than 5% of the outstanding voting securities of a publicly traded licensee or publicly traded company affiliated with a licensee; or
●	A person’s sole ownership interest is less than 5% of the outstanding voting securities of the publicly traded licensee or publicly traded company affiliated with a licensee.

The Colorado Commission has enacted Rule 4.5, which imposes requirements on publicly traded corporations holding gaming licenses in Colorado and on gaming licenses owned directly or indirectly by a publicly traded corporation, whether through a subsidiary or intermediary company. Such requirements automatically apply to any ownership interest held by a publicly traded corporation, holding company or intermediary company thereof, where the ownership interest directly or indirectly is, or will be upon approval of the Colorado Commission, 5% or more of the entire licensee. However, the Colorado Commission also has the discretion to require that any publicly traded corporation, subsidiary, intermediary, or holding company that it determines has the actual ability to exercise influence over a licensee, regardless of ownership percentage, comply with the disclosure regulations and requirements contained in Rule 4.5.

Additionally, the Colorado Regulations require that every officer, director and stockholder of private corporations or equivalent office or ownership holders for non-corporate applicants, and every officer, director or stockholder holding either a 5% or greater interest or controlling interest of a publicly traded corporation or owners of an applicant or licensee, shall be a person of good moral character and submit to, and pay for, a full background investigation conducted by the Division of Gaming and the Colorado Commission. The Colorado Commission may require any person having an interest in a license to undergo a full background investigation and pay the cost of investigation in the same manner as an applicant.

Licensees are required to provide information and file periodic reports with the Division of Gaming, including identifying (i) those who have a 5% or greater ownership, financial or equity interest in the licensee, (ii) those who have the ability to control or exercise significant influence over the licensee, (iii) those who loan money or other things of value to a licensee, and (iv) those who have the right to share in revenue derived from limited gaming, or to whom any interest or share in profits of limited gaming has been pledged as security for a debt or performance of an act. Additional reporting requirements include (i) notifying the Division of Gaming if any licensee, including its parent company or subsidiary, applies for, or holds a license to conduct foreign gaming operations, and (ii) reporting any criminal convictions or charges against all persons licensed by the Colorado Commission and any associated person of a licensee.

The Colorado Commission and Division of Gaming also may require information regarding every person who is a party to a “gaming contract,” defined as an agreement where a person does business with, or that is conducted on the premises of, a licensed entity, or a lease with a licensee (or applicant). In that event, such person must promptly provide the Colorado Commission or the Division of Gaming requested information, which may include a financial history, description of financial holdings, real and personal property ownership, interests in other companies, criminal history, personal history and associations, character, reputation in the community and all other information which might be relevant to a determination of whether a person would be suitable to be licensed by the Colorado Commission. Failure to provide all information requested constitutes sufficient grounds for the Colorado Commission or the Division of Gaming to require a licensee or applicant to terminate its gaming contract or lease with any person who failed to provide the information requested. The Colorado Commission or the Division of Gaming may also require that the gaming contract be amended prior to approval of an application or commencement of the contract.

The Colorado Commission and the Division of Gaming have interpreted the Colorado Regulations to permit the Colorado Commission to investigate and find suitable persons or entities providing financing to or acquiring securities from us. As previously noted, any person or entity that is required to provide information, submit an application, or be found suitable, must pay all application and investigation fees and costs. Although the Colorado Regulations do not require prior approval for the execution of credit facilities or issuance of debt securities, the Colorado Commission reserves the right to approve, require changes to or require the termination of any financing, including, but not limited to, situations where a person or entity is required to be found suitable and is not found suitable. In any event, note holders, lenders and others providing financing will not be able to exercise certain rights and remedies without the prior approval of the Colorado Commission. Information regarding any changes in holders of securities may be required to be periodically reported to the Colorado Commission or the Division of Gaming. Any changes in lending relationships or terms or conditions must be immediately reported to the Division of Gaming.

The Colorado Constitution provides for a tax on the total amount wagered, less all payouts to players, which is known as the adjusted gross proceeds (“AGP”). For poker, the tax is calculated based on the sums wagered which are retained by the licensee as compensation, consistent with the minimum and maximum amounts established by the Colorado Commission. The Constitution sets a maximum tax rate of 40%, and voter approval of a constitutional amendment would be required to increase this maximum rate.

The Colorado Commission votes annually on the structure of the gaming taxes. Currently, the tax structure is tiered with a graduated rate of between .25% and 20% of AGP. Specifically, the rate tiers are:

●	0.25% up to and including $2 million of AGP;
●	2.0% on amounts from $2 million to $5 million of AGP;
●	9.0% on amounts from $5 million to $8 million of AGP;
●	11.0% on amounts from $8 million to $10 million of AGP;
●	16.0% on amounts from $10 million to $13 million of AGP; and
●	20.0% on amounts over $13 million of AGP.

These rates became effective July 1, 2012. Pursuant to the Colorado state constitution, any Commission decision to increase the tax levels on the adjusted gross proceeds of limited gaming requires statewide voter approval.

Effective July 1, 2021, the Colorado Commission also implemented a three-year pilot program to allow casinos to receive a tax rebate equal to the amount of tax paid on free play coupons for the preceding year. Casinos are eligible for this rebate if the gaming tax revenue paid to the State grew by at least 3.5%, compounded annually, over the preceding year. If eligible, the casino will receive a credit against the following month’s tax payment. If total free play and total gaming revenue have grown by at least 10.87% after the first three years, the rebate program would become permanent, effective July 1, 2025. In August 2023, FHR-Colorado received a rebate in the amount of $74,224.22 for the preceding fiscal year (July 2022 through June 2023).

On November 5, 2019, Colorado voters approved sports betting offered at casinos in Cripple Creek, Black Hawk, and Central City or through Internet sports betting operators that are associated with brick-and-mortar casinos in those towns. The state imposes a tax of 10% on “net sports betting proceeds” which is distinct and taxed separately from limited gaming “adjusted gross proceeds.” The state also imposes multiple fees to pay for: (1) the privilege of being licensed to operate as a sports betting licensee; (2) the costs of applicant investigation; and (3) the Division of Gaming’s ongoing regulation of sports betting. The City of Cripple Creek may also impose device fees on sports betting gaming equipment used at casinos licensed if they are used to conduct a sports betting operation. Those device fees may be more, less, or the same as the current fee imposed by the City on limited gaming devices. Sports betting became legal in Colorado on May 1, 2020. In January 2020, FHR-Colorado LLC applied for three (3) master sports betting licenses to be associated with each of its three (3) retail licenses. We received our three (3) Master Licenses on March 19, 2020, and their renewal and expiration dates coincide with our three (3) Retail Licenses (February 2026). FHR-Colorado LLC is presently using one of its master sports betting licenses to contract with a third-party vendor who offers mobile sports wagering. No person under 21 years of age may place any sports wager in Colorado. All mobile sports wagering patrons must undergo “Know Your Customer” age and identification verification processes prior to using a mobile device to place sports wagers. This process may be undertaken via mobile device remotely and does not require in-person registration at a casino. Additionally, all mobile sports wagering patrons must undergo geolocation measures prior to placing wagers using a mobile device to ensure their physical presence in the State of Colorado. Each third-party sports wagering vendor must be licensed by the Colorado Commission, and any vendor director, officer, key employee, and affiliated business may be required to either be licensed or found suitable by the Commission. Depending on whether they share in sports betting revenues or what types of goods or services they provided, businesses involved with sports wagering operations may also be required to be licensed. All licensed entities and licensed persons are responsible for compliance with all relevant sports wagering laws and regulations relevant to their retail and/or mobile sports wagering operations.

On November 3, 2020, Colorado voters approved Amendment 77, which allowed the Cities of Central City, Black Hawk, and Cripple Creek to (1) approve a maximum single bet limit of any amount and (2) expand allowable game types in addition to slot machines, blackjack, poker, roulette, and craps.

In the City of Cripple Creek, pursuant to Article 5 of the municipal code, the City Clerk is authorized to calculate, collect, and enforce a gaming device fee, which may be amended from time to time by the City Council. For purposes of Article 5, a gaming device means “any slot machine, poker table and/or blackjack table. The term gaming device shall include each table manned by a single dealer for the games of blackjack and/or poker and shall include each slot machine.”

Currently, this gaming device fee is paid quarterly, in advance, on the first day of the month for each quarter. The fee amount depends on a number of factors, including when the device is placed into service, and the total number of gaming devices the licensee has in operation. For example, each gaming licensee shall pay $374.91per gaming device for its first three (3) months of operation, and each new gaming device added shall have a gaming device fee of $374.91, regardless of the day the device is placed into service. The sale of alcoholic beverages in gaming establishments is subject to strict licensing, control, and regulation by State and local authorities. There are various classes of retail liquor licenses which may be issued under the Colorado Liquor Code, and no person may be financially interested in more than one such class of liquor license. A retail gaming tavern licensee may sell malt, vinous or spirituous liquors only by the individual drink for consumption on the premises. An application for an alcoholic beverage license in Colorado requires notice, posting and a public hearing before the local liquor licensing authority prior to approval. The Colorado Department of Revenue’s Liquor Enforcement Division must also approve the application on behalf of the state. Each of FHR-Colorado LLC’s retail locations has obtained the requisite liquor license to offer alcoholic beverages for consumption on its casino, hotel, and restaurant premises.

All persons who directly or indirectly hold a 10% or greater interest in, or 10% or more of the issued and outstanding capital stock of, a licensee must file applications and may possibly be investigated by state and local liquor authorities. The Colorado liquor authorities also may investigate persons who, directly or indirectly, loan money to or have any financial interest in liquor licensees. In addition, there are restrictions on stockholders, directors and officers of liquor licensees preventing such persons from being a stockholder, director, officer or otherwise interested in certain persons who lend money to liquor licensees and from making loans to other liquor licensees. Persons directly or indirectly interested in any of our Colorado gaming properties may be limited with regard to certain other types of liquor licenses in which they may have an interest, and specifically cannot have an interest in a retail liquor store license. No person can hold more than three retail gaming tavern liquor licenses. In addition, the remedies of certain lenders may be limited by applicable liquor laws and regulations. Alcoholic beverage licenses are revocable and nontransferable. State and local licensing authorities have full power to limit, condition, suspend for as long as six months or revoke any such licenses for violations of the liquor and regulatory requirements, which could have a material adverse effect upon our operations.

Illinois Regulatory Matters

Following a competitive bidding process, on December 8, 2021, the Illinois Gaming Board (the “IGB”) unanimously selected us for the development of a casino in Waukegan, Illinois.  On January 27, 2022, the IGB unanimously granted us approval to amend our application pending before the IGB to change the applicant thereunder from Full House Resorts, Inc. to our wholly-owned subsidiary, FHR-Illinois, LLC, a Delaware limited liability company (“FHR-IL”).

On February 16, 2023, the IGB’s Administrator granted FHR-IL a temporary operating permit authorizing us to conduct gaming operations at our temporary casino facility, The Temporary, beginning February 17, 2023.  Operations commenced on February 17, 2023 at The Temporary’s grand opening.  On June 15, 2023, the IGB issued FHR-IL its owners license (replacing the temporary operating permit).

Casino gaming in Illinois is permitted by the Illinois Gambling Act, 2030 ILCS 10/1 et seq. (the “Illinois Act”) and the rules of the IGB promulgated thereunder.  The State of Illinois legalized riverboat gambling in 1990.  Initially, the Illinois Act authorized the IGB to issue up to ten (10) owners licenses authorizing the holders thereof to conduct gambling operations on riverboats located on any water within the State of Illinois or any water other than Lake Michigan which constitutes a boundary of the State of Illinois.  The original ten owners licenses are in operation in Alton, Aurora, East Peoria, East St. Louis, Elgin, Joliet (2 licenses), Metropolis, Rock Island, and Des Plaines, Illinois.

On June 28, 2019, the Illinois Act was amended by Public Act 101-0091 (“PA 101-0091”) which implemented historic gaming expansion throughout Illinois. Among other things, PA 101-0091 amended the Illinois Act to: (a) authorize an additional six (6) casinos in the following locations: City of Chicago, City of Danville, City of Waukegan, City of Rockford, Williamson County, and any one of the following townships in Cook County – Bloom, Bremen, Calumet, Rich, Thornton or Worth; (b) permit casinos to be land-based (including allowing Illinois’ existing riverboat casinos to relocate on land); and (c) permit each racetrack facility licensed pursuant to the Illinois Horse Racing Act of 1975 (“Organization Licensees”) to apply for an Organization Gaming License, which authorizes table games and slot machines at the Organization Licensee’s racetrack facilities.

The Illinois Act strictly regulates the facilities, persons, associations and practices related to gaming operations.  It grants the IGB specific powers and duties, and all other powers necessary and proper to fully and effectively execute the Illinois Act for the purpose of administering, regulating and enforcing the system of casino gaming.  The IGB has authority over every person, association, corporation, partnership and trust involved in casino gaming operations in the State of Illinois.

The Illinois Act requires the owner of a casino gaming operation to hold an owners license issued by the IGB and restricts the number of gaming positions that may be operated under each owners license.  Initially, each of Illinois’ original ten (10) owners licensees were limited to operating 1,200 gaming positions.  PA 101-0091, however, authorized each of these existing ten (10) owners licensees permission to expand gaming operations from 1,200 to 2,000 gaming positions, subject to the payment of a per gaming position fee of $17,500 (or $30,000 if located within Cook County) (the “Position Fee”).  Only one of the original ten (10) owners licensees expanded its gaming positions to 2,000 gaming positions.  With respect to the six (6) casinos authorized under PA 101-0091, the owners license in the City of Chicago is authorized to operate up to 4,000 gaming positions, the owners license in Williamson County is limited to 1,200 gaming positions, and the other four new owners licenses (including the owners license held by us), are permitted a maximum of 2,000 gaming positions, subject to payment of the applicable Position Fee.  The number of gaming positions are determined in accordance with the IGB’s rules.

Each owners licensee of the six (6) casinos authorized by PA101-0091 (including FHR-IL) must make a reconciliation payment (the “Reconciliation Payment”) to the State of Illinois.  The Reconciliation Payment is calculated 3 years after the date the owners licensee begins operating in an amount equal to 75% of the adjusted gross receipts for the most lucrative 12-month period of operations, minus an amount equal to the aggregate Position Fee paid by such owners licensee.  The Reconciliation Fee is paid as follows: (1) $15,000,000 is paid upon issuance of the owners license (this amount has been paid by FHR-IL); and (2) the remainder of the Reconciliation Fee, if any, is paid in installments over a period of six years (without interest) beginning in year four of the owners licensee’s operations. If the calculation of the Reconciliation Fee results in a negative amount, the owners licensee is not entitled to reimbursement of any fees previously paid.

Under the Illinois Act, each owners licensee of the six (6) casinos authorized under PA101-0091, may conduct gaming at a temporary casino facility pending the construction of a permanent casino facility for up to 24 months after the temporary casino facility begins to conduct gaming. Upon request by an owners licensee and upon a showing of good cause by the owners licensee: (i) for an owners licensee authorized in Waukegan, the IGB extend the period during which the licensee may conduct gaming at a temporary casino facility by up to 30 months; and (ii) for the other five (5) owners licensees, the IGB shall extend the period during which the licensee may conduct gaming at a temporary casino facility by up to 12 months.  In January 2024, FHR-IL requested IGB approval to conduct gaming operations at The Temporary by 30 months. On January 27, 2024, the IGB unanimously granted FHR-IL’s request for extended operations at The Temporary.  Given this approval, under the Illinois Act, FHR-IL may conduct gaming operations at The Temporary until August 17, 2027.

Each owners license is valid for four years.  The fee for the issuance or renewal of a new owners license is $250,000.  An owners licensee is eligible for renewal upon payment of the applicable fee and a determination by the IGB that the licensee continues to meet all of the requirements of the Illinois Act and IGB’s rules.  An ownership interest in an owners license may not be transferred or pledged as collateral without the prior approval of the IGB.

Pursuant to the Illinois Act, in determining whether to approve direct or indirect ownership or control of an owners license, the IGB must consider the impact of any economic concentration caused by such ownership or control.  No direct or indirect ownership or control may be approved which will result in undue economic concentration of the ownership of a casino gambling operation in Illinois.  The Illinois Act specifies a number of criteria for the IGB to consider in determining whether the approval of the issuance, transfer or holding of a license will create undue economic concentration.  The IGB’s application of such criteria could reduce the number of potential purchasers for American Place.

The Illinois Act does not limit the maximum bet or per patron loss.  Minimum and maximum wagers on games are set by the holder of the owners license. Wagering may only be conducted with money or other negotiable currency.  No person under the age of 21 is permitted to wager and wagers may only be received from a person present at the casino.  With respect to electronic gaming devices, the payout percentage may not be less than 80% or more than 100% unless approved by the IGB’s Administrator. Since January 1, 2008, all of Illinois’ casinos, bars, restaurants and other public establishments have been smoke-free.

Illinois imposes an admission tax and a wagering tax on all Illinois casinos.  From time to time, the Illinois legislature has taken actions to change these taxes. Historically, these legislative changes have resulted in tax increases.  Currently, the admission tax is $3.00 per person admitted into the casino (except for the casino in Rock Island, which is subject to an admissions tax of $2.00 per person admitted). The wagering tax is imposed on the “adjusted gross receipts,” as defined in the Illinois Act, of a gambling operation.  The owners licensee is required, daily, to wire the wagering tax payment to the IGB.  For all casinos (other than the Chicago casino, which is subject to a higher tax rate), the wagering tax for all gambling games other than table games, including, but not limited to, slot machines, video game of chance gambling, and electronic gambling games is assessed at the following rates:

●	15.0% of annual adjusted gross receipts up to and including $25.0 million;
●	22.5% of annual adjusted gross receipts in excess of $25.0 million but not exceeding $50.0 million;
●	27.5% of annual adjusted gross receipts in excess of $50.0 million but not exceeding $75.0 million;
●	32.5% of annual adjusted gross receipts in excess of $75.0 million but not exceeding $100.0 million;
●	37.5% of annual adjusted gross receipts in excess of $100.0 million but not exceeding $150.0 million;
●	45.0% of annual adjusted gross receipts in excess of $150.0 million but not exceeding $200.0 million; and
●	50.0% of annual adjusted gross receipts in excess of $200.0 million.

For all casinos (other than the Chicago casino), the wagering tax for table games is assessed at the following rates:

●	15.0% of annual adjusted gross receipts up to and including $25.0 million; and
●	20.0% of annual adjusted gross receipts in excess of $25.0 million

A holder of any gaming license in Illinois is subject to imposition of fines, suspension or revocation of such license, or other action for any act or failure to act by the licensee or the licensee’s agents or employees, that is injurious to the public health, safety, morals, good order and general welfare of the people of the State of Illinois, or that would discredit or tend to discredit the Illinois gaming industry or the State of Illinois.  The IGB may revoke or suspend licenses, as the IGB may determine and, in compliance with applicable Illinois law regarding administrative procedures, may suspend an owners license, without notice or hearing, upon a determination that the safety or health of patrons or employees is jeopardized by continuing such gambling operations.  The suspension may remain in effect until the IGB determines that the cause for suspension has been abated and it may revoke the owners license upon a determination that the owner has not made satisfactory progress toward abating the hazard.

If the IGB has suspended, revoked or refused to renew an owners license or if a casino gambling operation is closing and the owner is voluntarily surrendering its owners license, the IGB may petition the local circuit court in which the casino is situated for appointment of a receiver.  The circuit court has sole jurisdiction over any and all issues pertaining to the appointment of a receiver.  The IGB specifies the powers, duties and limitations of the receiver.

The IGB requires that each “Key Person” of an owners licensee submit a Personal Disclosure or Business Entity Disclosure Form and be investigated and approved by the IGB.  The IGB determines which positions, individuals or business entities are required to be approved by the Board as Key Persons.  Once approved, such Key Person status must be maintained.  Key Persons include:

●	any business entity and any individual with an ownership interest or voting rights of more than 5% in the licensee or applicant and the trustee of any trust holding such ownership interest or voting rights;
●	the directors of the licensee or applicant and its chief executive officer, president and chief operating officer or their functional equivalents;
●	a Gaming Operations Manager (as defined in the IGB’s rules) or any other business entity or individual who has influence and/or control over the conduct of gaming or the Casino Gaming Operation (as defined in the IGB’s rules); and
●	all other individuals or Business Entities that, upon review of the applicant’s or licensee’s organizational structure, the Board determines hold a position or a level of ownership, control or influence that is material to the regulatory concerns and obligations of the IGB for the specified licensee or applicant.

Each owners licensee must provide a means for the economic disassociation of a Key Person in the event such economic disassociation is required by an order of the IGB.  Based upon findings from an investigation into the character, reputation, experience, associations, business probity and financial integrity of a Key Person, the IGB may enter an order upon the licensee or require the economic disassociation of the Key Person.

Applicants for and holders of an owners license are required to obtain the IGB’s approval for changes in the following:  (i) Key Persons; (ii) type of entity; (iii) equity and debt capitalization of the entity; (iv) investors and/or debt holders; (v) sources of funds; (vi) economic development plans or proposals; (vii) casino capacity or significant design changes; (viii) gaming positions; (ix) anticipated economic impact; or (x) agreements, oral or written, relating to the acquisition or disposition of property (real or personal) of a value greater than $1 million.  Illinois regulations provide that a holder of an owners license may make distributions to its stockholders only to the extent that such distributions do not impair the financial viability of the owner.  Additionally, the IGB requires each holder of an owners license to obtain the IGB’s approval prior to issuing a guaranty of any indebtedness.

The IGB requires that each “institutional investor,” as that term is defined by IGB, that, individually or jointly with others, cumulatively acquires, directly or indirectly, 5% or more of any class of voting securities of a publicly-traded licensee or a licensee’s publicly-traded parent corporation (like Full House) shall, within no less than ten (10) days after acquiring such securities, notify the IGB of such ownership and shall, upon request, provide such additional information as may be required by the IGB (which additional information may include requiring the filing of an “Institutional Investor Disclosure Form”). An institutional investor that, individually or jointly with others, cumulatively acquires, directly or indirectly, 10% or more of any class of voting securities of a publicly-traded licensee or a licensee’s publicly-traded parent corporation must file an “Institutional Investor Disclosure Form,” provided by the IGB, within 45 days after cumulatively acquiring such level of ownership interest, unless such requirement is waived by the IGB.  Additionally, we must notify the IGB as soon as possible after we become aware that we are involved in an ownership acquisition by an institutional investor.

The IGB may waive any licensing requirement or procedure provided by rule if it determines that the waiver is in the best interests of the public and the gaming industry.  Also, the IGB may, from time to time, amend or change its rules.

Beginning August 1, 2020, the IGB established benchmark contract utilization goals for owners licensees as set forth below:

●	11% for minority-owned businesses;
●	7% for women-owned businesses;
●	2% for businesses owned by persons with disabilities; and
●	3% for veteran-owned businesses.

Each owners licensee is required to submit to the IGB proposed contracting goals for the coming calendar year and final contracting goals shall be established through a consultation process with each owners licensee and subsequent IGB evaluation and approval.  By March 31st of each year, each owners licensee is required to file with the IGB an annual report of its utilization of minority-owned businesses, women-owned businesses, businesses owned by persons with disabilities and veteran-owned businesses during the preceding calendar year.  The IGB strongly encourages compliance with these benchmarking goals.  Any failure by an owners licensee to meet these goals will be scrutinized by the IGB, and if the IGB determines that its goals and policies are not being met by an owners licensee, then the Board may recommend remedies for these violations in accordance with the IGB’s rules.

In addition to the amendments to the Illinois Act (described above), PA101-0091 enacted the Illinois Sports Wagering Act (230 ILCS 45/25-1 et seq.) (the “Illinois Sports Wagering Act”) legalizing retail and mobile sports wagering in Illinois.  Under the Illinois Sports Wagering Act, each owners licensee and Organization Licensee and up to seven (7) sports facilities is granted the opportunity to apply for and receive a Master Sports Wagering License to conduct sports wagering (or to contract with a licensed Management Services Provider to conduct sports wagering on its behalf) at a retail sportsbook located (1) for an owners licensee, at its casino, (2) for an Organization Licensee, at its racetrack and up to off track betting facilities, and (3) for a sports facility, at or within five blocks of the sports facility, as well as to operate one mobile sports betting “skin”.  FHR-IL received is Master Sports Wagering License on June 15, 2023.  FHR-IL contracted with Circa Sports Illinois LLC to serve as its Management Services Provider to operate retail and mobile sports wagering in Illinois.

Sports wagers may be made only by individuals who are 21 years of age or older. All mobile sports wagering patrons must undergo “Know Your Customer” age and identification verification processes prior to using a mobile device to place sports wagers. This process may be undertaken via mobile device remotely and does not require in-person registration at a casino. Additionally, all mobile sports wagering patrons must undergo geolocation measures prior to placing wagers using a mobile device to ensure their physical presence in the State of Illinois. Each Master Sports Wagering Licensee and Management Services Provider is subject to corporate and individual licensing and findings of suitability by the IGB and is responsible for compliance with all relevant sports wagering laws and regulations relevant to their retail and/or mobile sports wagering operations.

On July 13, 2009, Illinois enacted the Video Gaming Act, 230 ILCS 40/1 et seq. (the “Video Gaming Act”) which initially legalized the use of up to five (5) video gaming terminals in most bars, restaurants, fraternal organizations and veterans’ organizations holding valid Illinois liquor licenses, as well as at qualifying truck stops.  Effective October 9, 2012, video gaming in Illinois became operational.  The video gaming terminals in licensed establishments allow patrons to play games such as video poker, line up and blackjack.  PA101-0091 similarly expanded the Video Gaming Act by authorizing the use of up to six (6) video gaming terminals (increased from five(5)) in most bars, restaurants, fraternal organizations and veterans’ organizations holding valid Illinois liquor licenses and created a new category of licensure for “large truck stop establishments” that are authorized to operate up to ten (10) video gaming terminals.  As of December 7, 2023, there were approximately 46,900 video gaming terminals in operation in Illinois.  Revenues at American Place (including The Temporary) may be adversely impacted by the availability of video gaming terminals in non-casino establishments proximately located to its customer base.

From time to time, various proposals have been introduced in the Illinois legislature that, if enacted, would affect the taxation, regulation, operation or other aspects of the gaming industry.  The Illinois legislature regularly considers proposals that would expand gaming opportunities in Illinois.  Some of this legislation, if enacted, could adversely affect the gaming industry.  No assurance can be given whether such or similar legislation will be enacted.